                                                                       Exhibit 8



October 17, 1994


AmSouth Bancorporation
1400 AmSouth-Sonat Tower
Birmingham, Alabama   35203


The Tampa Banking Company
Post Office Box One
Tampa, Florida 33601-0001

Dear Sir or Madam:

This letter sets forth our opinion concerning certain federal income tax consequences which would arise from consummation of the proposed merger of The Tampa Banking Company ("Tampa") with and into AmSouth Bancorporation ("AmSouth") (the "Tampa Merger") and the proposed merger of The Bank of Tampa (the "Bank") with and into AmSouth Bank of Florida ("AmSouth Florida") (the "Bank Merger"). (Hereinafter, the Tampa Merger and the Bank Merger are referred to collectively as the "Mergers.")

In rendering this opinion, we have relied upon the facts and representations, summarized below, as they have been represented to us orally
by the management of AmSouth and set forth   in the following documents (the
"Documents"):

1. The Statements of Facts and Representations provided by the management of AmSouth dated October 12, 1994 and by the management of Tampa dated October 13 1994;

2. A draft of the registration Statement (Form S-4), dated September 26, 1994, to be filed with the Securities and Exchange Commission and containing the preliminary joint Proxy Statement-Prospectus of Tampa and AmSouth (the "preliminary Proxy Statement-Prospectus"); and

3. The Agreement and Plan of Merger, dated March 9, 1994, between Tampa and AmSouth (the "Merger Agreement").

You have represented to us that the facts contained in the Documents provide an accurate and complete description of the facts and circumstances concerning the proposed transaction. We have made no independent determination regarding such facts and circumstances and, therefore, have relied upon the Documents and managements' oral

AmSouth Bancorporation                                                    Page 2


representations for purposes of this letter. Any changes to the Documents or to the facts and representations contained therein may affect the conclusions stated herein.

We understand that you will include a reference to Ernst & Young and our opinion in the final Proxy Statement-Prospectus. We consent to such reference in the final Proxy Statement-Prospectus under the captions "Summary-Certain Federal Income Tax Considerations," "Conditions to Consummation of the Merger -AmSouth Conditions" and " - Tampa Conditions," and "Certain Federal/Income Tax Considerations." We also understand that this letter will be submitted for inclusion as an exhibit to the Form S-4. We consent to such inclusion.

STATEMENT OF FACTS
- ------------------

Tampa is a bank holding company incorporated under the laws of the State of Florida. Tampa conducts no material business other than acting as the bank holding company of the Bank. Tampa has 1,000,000 authorized shares of common stock, each of $.10 par value (no other class of capital stock being authorized), of which 626,015 were issued and outstanding as of January 31, 1994. The outstanding common stock is held by approximately 297 shareholders. Tampa has reserved 49,300 shares of common stock for issuance pursuant to outstanding options under its incentive stock options plan for officers and key employees. Tampa also has an Employee Stock Purchase Plan under which participants in the plan have the right to receive 1,892 shares of common stock. Additionally, Tampa has outstanding a note payable for approximately $1,980,000, which is secured by the stock of the Bank.

The Bank is a bank duly organized and existing in good standing under the laws of Florida, and is a wholly owned subsidiary of Tampa engaged principally in the full service banking business through some four full-service offices located in the Tampa, Florida area. The Bank has 500,000 authorized shares of common stock, each of $5.00 par value (no other class of capital stock being authorized), of which 400,000 are currently issued and outstanding, and held solely by Tampa.

AmSouth is a publicly held bank holding company organized under the laws of the State of Delaware. AmSouth has 200,000,000 authorized shares of common stock of which 59,526,410 shares of common stock were outstanding on September 30, 1994, of which 1,500,000 shares are being held as treasury stock. AmSouth common stock is traded on the New York Stock Exchange. Through its subsidiaries, AmSouth offers a broad range of banking and bank related services.

Each outstanding share of AmSouth common stock and each share of AmSouth common stock to be issued in the Mergers has attached to it one right (an "AmSouth Right") entitling its registered holder to purchase under certain conditions, AmSouth preferred stock. The AmSouth Rights may have certain anti-takeover effects in that they may cause substantial dilution to a person or group that acquires 15 percent or more of the outstanding AmSouth common stock unless the AmSouth Rights are first redeemed by
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AmSouth Bancorporation                                                    Page 3


AmSouth. AmSouth has 2,000,000 authorized shares of preferred stock of which no shares are currently issued and outstanding.

AmSouth Florida is a Florida chartered commercial bank engaged principally in the full service banking business. AmSouth Florida is a wholly-owned subsidiary of AmSouth.

As an inducement to AmSouth to enter into the Merger Agreement, the directors of Tampa entered into voting agreements with AmSouth (the "Voting Agreements") to vote the shares of Tampa stock owned by them in favor of the Tampa Merger. The directors who signed Voting Agreements owned or controlled, as of August 31, 1994, approximately 29.8 percent of the outstanding shares of Tampa common stock. Additionally, the Voting Agreements also require that each member of the Tampa Board vote such shares against a business combination or other reorganization of any kind involving Tampa or its subsidiaries with any other entity other than AmSouth. Each Voting Agreement expires 12 months after its execution.

BUSINESS PURPOSE
- ----------------

The management of AmSouth has represented that AmSouth desires to consummate the Mergers because they are consistent with the overall strategic focus of AmSouth to expand in areas near Alabama and to improve its presence in the Florida market, which AmSouth believes has very good prospects for growth and excellent prospects for profitability. The management of AmSouth has further represented that the acquisition of the Bank through consummation of the Mergers is consistent with AmSouth's strategic focus.

The management of Tampa believes that the Mergers will enable Tampa shareholders to participate in the opportunities for growth that the Mergers make possible. The Tampa Board desires to consummate the Mergers because the customers, depositors and communities served by The Bank will benefit from being served by a larger banking entity and the consequent future growth, synergies and cost savings expected to be realized.

PROPOSED TRANSACTIONS
- ---------------------

In accordance with the above-represented business purpose, the following transactions have been proposed by the managements of Tampa, the Bank, AmSouth and AmSouth Florida:

1. After all necessary regulatory approvals have been granted, there will be the merger of Tampa with and into AmSouth (i.e., the Tampa Merger) in accordance with the provisions of the Delaware General Corporation Law and the Florida Statutes. The "Effective Date" of the Tampa Merger will be the date the documents to consummate the merger (the "Closing Documents") are filed or on such later date as the Closing Documents may specify (the "Effective Date").

AmSouth Bancorporation                                                    Page 4


2. At or after the Effective Date, the Bank will merge with and into AmSouth Florida (i.e., the Bank Merger) in accordance with the provisions of the Florida Statutes. Receipt of regulatory approval for the Bank Merger is a condition to consummation of the Tampa Merger. It has been represented to us by the management of AmSouth that the Mergers described above will occur as related steps of a unified transaction. In the event the Bank Merger does not occur simultaneously with the Tampa Merger, the Bank will be operated in the resulting interim period as a wholly-owned subsidiary of AmSouth.

3. In the Tampa Merger, AmSouth will acquire all of the assets and assume all of the liabilities of Tampa in exchange for AmSouth common stock. As a result of the Tampa Merger, each share of the issued and outstanding Tampa common stock will be converted into the right to receive 1.5592 shares (the "Conversion Number") of AmSouth common stock. If the average closing price per share of AmSouth common stock for the ten full trading days commencing on the twentieth day prior to the Effective Date is less than $27.56, and the decline in the price of AmSouth common stock exceeds by more than 10% the decline over a specified time period in an index composed of common stocks of other bank holding companies, then the Merger Agreement may be terminated and the Mergers abandoned unless AmSouth elects to increase the AmSouth common stock being exchanged by increasing the Conversion Number.

4. In the Bank Merger, AmSouth Florida will acquire all of the assets and assume all of the liabilities of the Bank. As a result of the Bank Merger, each share of the issued and outstanding Bank stock will be canceled, and no additional shares of AmSouth or AmSouth Florida will be issued.

5. No fractional shares will be issued in the Tampa Merger. In the event fractional shares result in the exchange, the shareholders of Tampa entitled to fractional shares will be paid cash by AmSouth for their fractional shares.

6. By following certain statutory procedures precisely, shareholders of Tampa may exercise dissenter's rights entitling them to receive in cash the value of their respective Tampa common stock in lieu of receiving AmSouth common stock in the Tampa Merger.

7. At the Effective Date, the holders of stock options to purchase shares of Tampa common stock will either exercise their options or, for each option which has not been exercised prior to the Effective Date, such option holders shall receive a number of shares of AmSouth common stock with a value equal to the difference between the exercise price and the fair market value of the stock they would receive upon exercise, except that cash will be paid for any fractional shares.

AmSouth Bancorporation                                                    Page 5


8. At the Effective Date of the Tampa Merger, the $1,980,000 outstanding note payable secured by the stock of the Bank, will be transferred, along with all of the other assets and liabilities of Tampa, and, immediately after the Tampa Merger, AmSouth will pay the lender of the note the outstanding balance due on the note.

REPRESENTATIONS
- ---------------

For purposes of our evaluation, we have received from the managements of Tampa and AmSouth Statements of Facts and Representations (as dated and described above) as set forth below. References to the "Code" are to the Internal Revenue Code of 1986, as amended.

The following representations have been made in connection with the Tampa
Merger:

        (a) The fair market value of the AmSouth common stock to be received by each Tampa shareholder in the Tampa Merger will be approximately equal to the fair market value of the Tampa common stock surrendered in the exchange.

        (b) There is no plan or intention by the shareholders of Tampa who own 5 percent or more of the Tampa stock, and to the best of the knowledge of the management of Tampa, there is no plan or intention on the part of the remaining shareholders to sell, exchange or otherwise dispose of a number of shares of AmSouth stock received in the Tampa Merger that would reduce the Tampa shareholders' ownership of AmSouth stock to a number of shares having a value, as of the Effective Date of the Tampa Merger, of less than 50 percent of the value of all of the formerly outstanding stock of Tampa as of the same date. For purposes of this representation, any shares of Tampa stock surrendered by dissenters will be treated as outstanding Tampa stock on the Effective Date of the Tampa Merger. Moreover, shares of Tampa stock and shares of AmSouth stock held by Tampa shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Tampa Merger will be considered in making this representation.

        (c) AmSouth has no plan or intention to reacquire any of its stock issued in the Tampa Merger.

        (d) AmSouth has no plan or intention to sell or otherwise dispose of any of the assets of Tampa acquired in the Tampa Merger, except for the constructive exchange of the Bank common stock for AmSouth common stock in the Bank Merger and except for dispositions made in the ordinary course of business.

AmSouth Bancorporation                                                    Page 6


    (e) Any liabilities of Tampa assumed by AmSouth and any liabilities to which the transferred assets of Tampa are subject were incurred by Tampa in the ordinary course of its business.

    (f) Following the Tampa Merger, AmSouth will continue, substantially unchanged, the banking business of Tampa operated through Tampa's banking subsidiary, the Bank, which will be merged into AmSouth Florida.

    (g) Except for dividing equally between AmSouth and Tampa the cost of printing the Proxy Statement-Prospectus and Registration Statement, the Securities and Exchange Commissions registration fee and state "blue sky" fees as applicable, and fees and expenses of experts providing market competition analysis and supporting materials (which are directly related to the Mergers in accordance with the guidelines established in Revenue Ruling 73-54, 1973-1 C.B. 187), AmSouth, Tampa, and the shareholders of Tampa will pay their respective expenses, if any, incurred in connection with the Tampa Merger.


    (h) There is no intercorporate indebtedness existing between Tampa and its affiliates on the one hand and AmSouth and its affiliates on the other hand which was issued, acquired, or will be settled at a discount.

    (i) No two parties to the Tampa Merger are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

    (j) Tampa is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

    (k) The fair market value of the assets of Tampa to be transferred to AmSouth will equal or exceed the sum of the liabilities assumed by AmSouth plus the amount of liabilities, if any, to which the transferred assets are subject.

    (l) None of the compensation received by any shareholder-employees of Tampa will be separate consideration for, or allocable to, any of their shares of Tampa stock; none of the shares of AmSouth stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

    (m) The payment of cash to Tampa shareholders in lieu of fractional shares of AmSouth stock is solely for the purpose of avoiding the expense and inconvenience of issuing fractional shares and does not represent

                                                                          Page 7
AmSouth Bancorporation


            separately bargained for consideration. The total cash consideration that will be paid instead of issuing fractional shares will not exceed one percent of the total consideration to be paid to the Tampa shareholders for their Tampa stock. The fractional share interest of each Tampa shareholder will be aggregated and no Tampa shareholder will receive cash in an amount equal to or greater than the value of one full share of AmSouth common stock.

     (n) The Tampa Merger will qualify as a statutory merger under applicable state law.

     (o) AmSouth's business purposes for the Mergers are as described under the caption "Business Purpose."

     (p) Tampa's business purposes for the Mergers are as described under the caption "Business Purpose."

The following representations have been made in connection with the Bank
Merger:

     (aa) No additional AmSouth or AmSouth Florida stock will be actually issued in the Bank Merger. AmSouth will designate AmSouth common stock as the consideration being constructively exchanged for the Bank assets in the Bank Merger.

     (bb) The fair market value of the AmSouth common stock to be constructively exchanged in the Bank Merger will be approximately equal to the fair market value of the Bank common stock surrendered in the exchange.

     (cc) AmSouth has no plan or intention to reacquire any of its common stock to be constructively issued and exchanged in the Bank Merger.

     (dd) AmSouth Florida will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the Bank immediately prior to the Bank Merger. For purposes of this representation, Bank assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by the Bank immediately preceding the Bank Merger, will be included as assets of the Bank held immediately prior to the Bank Merger. Further, there will be no payment to dissenters because Tampa (or AmSouth in the event the Mergers do not occur simultaneously) will be the sole shareholder prior to the Bank Merger.

    (ee) Prior to the Bank Merger, AmSouth will be in control of AmSouth Florida within the meaning of Section 368(c) of the Code wherein "control" is defined to mean the ownership of stock possessing at least 80 percent of

AmSouth Bancorporation                                                    Page 8

            the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of the corporation.

    (ff) Following the Bank Merger, AmSouth Florida will not issue additional shares of its stock that would result in AmSouth losing control of AmSouth Florida within the meaning of Section 368(c) of the Code.

    (gg) AmSouth has no plan or intention to liquidate AmSouth Florida; to merge AmSouth Florida into another corporation; to sell or otherwise dispose of the stock of AmSouth Florida; or to cause AmSouth Florida to sell or otherwise dispose of any of the assets of the Bank acquired in the Bank Merger, except for dispositions made in the ordinary course of business. However, as AmSouth makes other acquisitions in Florida, it is possible that some or all of such acquired banks will be merged with and into AmSouth Florida. At this time, the discussion provided under the caption "Parties to the Merger" in the preliminary "Proxy Statement-Prospectus" provides a complete listing of all pending acquisitions that are covered by signed agreements.

    (hh) The liabilities of the Bank assumed by AmSouth Florida and the liabilities to which the transferred assets of the Bank are subject were incurred by the Bank in the ordinary course of its business.

    (ii) Following the Bank Merger, AmSouth Florida will continue the historic business of the Bank or will use a significant portion of the Bank's historic business assets in its business.

    (jj) Except for dividing equally between AmSouth and Tampa the cost of printing the Proxy Statement-Prospectus and Registration Statement, the SEC registration fee and state "blue sky" fees as applicable, and fees and expenses of experts providing market competition analysis and supporting materials (which are directly related to the Mergers in accordance with the guidelines established in Revenue Ruling 73-54, 1973-1 C.B. 187), AmSouth, AmSouth Florida, Tampa and the Bank will pay their respective expenses, if any, incurred in connection with the Bank Merger.

    (kk) There is no intercorporate indebtedness existing between AmSouth and the Bank and their affiliates or between AmSouth Florida and the Bank that was issued, acquired, or will be settled at a discount.

    (ll) No two parties to the Bank Merger are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

AmSouth Bancorporation                                                    Page 9

    (mm) The Bank is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

    (nn) Both the basis and fair market value of the assets of the Bank to be transferred to AmSouth Florida will each equal or exceed the sum of the liabilities assumed by AmSouth Florida, plus the amount of liabilities, if any, to which the transferred assets are subject.

    (oo) The Bank Merger will qualify as a statutory merger under applicable law.

    (pp) The Bank Merger will occur as soon as practicable after the Tampa Merger. The Bank Merger and the Tampa Merger are to occur as related steps of a unified transaction.

TECHNICAL ANALYSIS
- ------------------

Section 368(a)(1)(A) of the Code provides that a reorganization (a "Type A" reorganization) includes a statutory merger or consolidation. Such a reorganization can only be achieved by strict compliance with the applicable corporation laws of the United States or a state or territory of the United States. A statutory merger occurs wherein one party (the surviving corporation) to the transaction absorbs the other party whose corporate existence ceases. It has been represented by the managements of AmSouth and Tampa that the merger of Tampa with and into AmSouth, wherein AmSouth common stock is to be exchanged for Tampa common stock, is to occur as a statutory merger under applicable law.

Section 368(a)(2)(D) of the Code provides that the acquisition by one corporation in exchange for stock of a corporation which is in control of the acquiring corporation, of substantially all of the properties of another corporation, shall not disqualify a transaction under Section 368(a)(1)(A) if
(i) no stock of the acquiring corporation is used in the transaction and (ii) the transaction would have otherwise qualified as a Type A reorganization had the merger been into the controlling corporation. It has been represented by the management of AmSouth Florida that the merger of the Bank with and into AmSouth Florida is to occur as a statutory merger under applicable law.

Revenue Procedure 77-37, 1977-2 C.B. 568 (Section 3.01) provides that, for advance ruling purposes, the "substantially all" requirement of Section 368(a)(2)(D) is satisfied if there is a transfer of assets representing at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the transferor corporation immediately prior to the transfer. Any payments to dissenters and any redemptions and distributions (except for regular dividend distributions) made by the corporation immediately preceding the transfer and which are a part of the Agreement will be considered as assets held by the corporation immediately prior to the transfer.

AmSouth Bancorporation                                                   Page 10

Additionally, the payment of expenses incurred in connection with the Mergers is taken into consideration in applying the "substantially all" test.

The assumption by AmSouth of the $1,980,000 note payable to a third party lender will have no impact on the merger qualifying as a valid reorganization under Section 368, and will not trigger gain or loss recognition since in a statutory merger, the surviving corporation assumes the liabilities of the absorbed corporation by operation of law. See Section 357(a) which provides that generally the corporate transferee's assumption of the transferor's liabilities or the taking of property subject to liabilities will not constitute boot under Section 361(a) as long as the transferor receives some other nonrecognition property, and there is no tax-avoidance motive. (See also
Section 361(b)(3)).

In the proposed Bank Merger, it has been represented by the managements of the Bank and AmSouth Florida that AmSouth Florida will acquire assets representing at least 90 percent of the fair market value of the net assets and 70 percent of the fair market value of the gross assets of the Bank and that, for this purpose, the fair market value of the net and gross assets of Bank will be determined before payment by Bank of any expenses incurred by it in connection with the Bank Merger and before any redemptions and distributions (except for regular, normal dividends) made by the Bank immediately preceding the Bank Merger. It has been further represented that there will be no payment to dissenters because Tampa (or AmSouth in the event the Mergers do not occur simultaneously) is the sole shareholder prior to the Bank Merger. Based upon the foregoing representations, the "substantially all" requirement will be met in the Bank Merger.


Additional Requirements
- -----------------------

Sections 1.368-1(b) and 1.368-2(g) of the Income Tax Regulations (the "Regulations") provide that the following additional requirements must be met for a transaction to qualify as a reorganization within the meaning of Section 368 of the Code:

        (i)     "continuity of interest" must be present,

        (ii)    "continuity of business enterprise" must exist, and

        (iii) the transaction must be undertaken for reasons pertaining to the continuance of the business of a corporation which is a party to the transaction.

Continuity of Interest
- -----------------------

In general, the continuity of interest test requires the owners of the reorganized entity to receive and retain a meaningful equity in the surviving entity. See e.g., Pinellas Ice & Cold Storage Co. v. Comm'r, 287 U.S. 462
(1933); Cortland Specialty Company v.

AmSouth Bancorporation                                                  Page 11


Comm'r, 60 F.2d 937 (2d Cir.), cert.denied, 288 U.S. 599 (1932); Helvering v. Minnesota Tea Co., 296 U.S. 378 (1935).

Revenue Procedure 77-37, 1977-2 C.B. 568 (Section 3.02) provides that, for advance ruling purposes, the continuity of interest requirement is satisfied if there is a continuing interest through stock ownership in the acquiring or transferee corporation (or a corporation in "control" thereof within the meaning of Section 368(c) of the Code) on the part of the former shareholders of the acquired or transferor corporation which is equal in value as of the effective date of the reorganization, to at least 50 percent of the value of all of the formerly outstanding stock of the acquired or transferor corporation as of that date. Sales, redemptions, and other dispositions of stock occurring prior or subsequent to the exchange which are part of the plan of reorganization will be considered in determining whether there is a 50 percent continuing interest through stock ownership as of the Effective Date of the reorganization.

The Internal Revenue Service (the "Service") has ruled that option holders who convert options in anticipation of a subsequent reorganization are to be treated like other shareholders for purposes of determining whether gain or loss is recognized upon the subsequent exchange of stock. See GCM 36040 (October 8, 1974); GCM 36041 (October 8, 1974).

Based upon our understanding of the facts presented to us orally and as set forth in the Statements of Facts and Representations, the 50 percent continuity of interest test of Revenue Procedure 77-37, supra, will be met in the Tampa Merger and the Bank Merger. It has been represented by the management of Tampa that the shareholders of Tampa owning 5 percent of the Tampa stock, and, to the best of its knowledge, the remaining shareholders of Tampa have no plan or intention to sell, exchange or otherwise dispose of a number of AmSouth shares to be received in the transaction that will reduce their AmSouth common stock holdings to less than the requisite 50 percent continuity of interest. Accordingly, in the Tampa Merger there will be a continuing interest through stock ownership in AmSouth on the part of the former shareholders of Tampa.

In Revenue Ruling 68-526, 1968-2 C.B. 156, the Service held that the acquisition of the assets (and assumption of liabilities) of a parent corporation and its 60 percent owned subsidiary constituted separate tax-free reorganizations when the transactions occurred pursuant to one plan of reorganization and for valid business reasons. In Revenue Ruling 76-528, 1976-2 C.B. 103, the Service clarified that the continuity of interest requirement was met in Revenue Ruling 68-526, with respect to the subsidiary acquisition because, in light of the acquisition of the parent's assets, and its dissolution pursuant to the plan of reorganization, the parent's shareholders, in effect, "stepped into the parent's shoes" as the only qualified parties to receive and continue the stock interests formerly held by the parent corporation. The rationale of the above Revenue Rulings suggests that the continuity of interest maintained by the Tampa shareholders in the Tampa Merger is relevant in determining whether the continuity of interest requirement is satisfied in the Bank Merger. Further, the continuity of interest requirement should be met regardless of

AmSouth Bancorporation                                                  Page 12

whether the Mergers are simultaneous as long as both Mergers are part of a unified transaction. Continuity of interest should be satisfied based on the representations received from the managements of Tampa and AmSouth regarding the continuing ownership of the stock of each of AmSouth Florida and AmSouth.

The Service has frequently ruled that the simultaneous mergers of a parent and its wholly-owned subsidiary into an acquiring parent corporation and its wholly-owned subsidiary, each qualified as a Section 368(a)(1)(A) reorganization (see e.g., PLR 9111025 (December 14, 1990), 9047015 (August 24,
1990) and 9003053 (October 26, 1989)). In other rulings, the Service held that the subsidiary mergers were Section 368(a)(1)(A) reorganizations by reason of
Section 368(a)(2)(D) (see e.g., PLR 9109044 (December 4, 1990), 8943067 (August
2, 1989) and 8942090 (July 27, 1989)).  See also PLR 9328042 (April 21, 1993),
9325026 (March 24, 1993), 9317027 (January 29, 1993).   Cf. PLR 9329005 (April
20, 1993).

In the event that the Service takes the position that the Mergers are separate transactions, there would be no change in the resulting tax consequences. The Tampa Merger remains a reorganization described in Section 368(a)(1)(A) of the Code. Once the Service treats the Tampa Merger as a separate and independent transaction, the subsequent Bank Merger should be viewed as would any merger between two wholly-owned subsidiaries of a parent corporation. Thus, provided the Bank Merger constitutes a statutory merger under applicable law, the Bank Merger should qualify as a reorganization described in Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code (Section 368(a)(2)(D) by reason of AmSouth management's representation that common stock of the parent company, AmSouth, will constructively be used as the consideration in the Bank Merger). Further, even if the Service were to view the consideration as being constructively AmSouth Florida common stock instead of AmSouth common stock, the Bank Merger should qualify as a reorganization described in Section 368(a)(1)(A), provided the merger constitutes a statutory merger under applicable law. In any event, because of the common ownership, the transaction would also qualify as a reorganization described in Section 368(a)(1)(D) (a "Type D" reorganization). See Revenue Ruling 70-240, 1970-1 CB 81 and Revenue Ruling 75-161, 1975-1 CB 114. The consequence of qualifying as a Type D reorganization is that gain would be recognized under the provisions of
Section 357(c) of the Code to the extent that liabilities exceed tax basis. It has been represented, however, that the Bank's liabilities do not exceed the tax basis of its assets.

Continuity of Business Enterprise
- ---------------------------------

Section 1.368-1(b) of the Regulations also provides that a continuity of business enterprise (as described in Section 1.368-1(d) of the Regulations) is a requisite to a reorganization. Section 1.368-1(d) of the Regulations provides that continuity of business enterprise requires that the acquiring corporation either continue the acquired corporation's historic business or use a significant portion of the acquired corporation's historic assets in a business. The proposed Bank Merger will meet the continuity of business enterprise test of
Section 1.368-1(d) because, based upon the representation of

AmSouth Bancorporation                                                  Page 13

the management of AmSouth Florida, AmSouth Florida will continue the historic business of the Bank or will use a significant portion of the Bank's historic assets in a business.

Revenue Ruling 85-197, 1985-2 C.B. 120, provides that for purposes of the continuity of business enterprise requirement, the historic business of a holding company is the business of its operating subsidiary. Similarly, Revenue Ruling 85-198, 1985-2 C.B. 120, held that the continuity of business enterprise requirement was met upon the merger of two bank holding companies where the business of a former subsidiary of the acquired holding company was continued through a subsidiary of the acquiring corporation. Accordingly, the continuity of business enterprise requirement is met with regard to the Tampa Merger because AmSouth, through its wholly-owned subsidiary AmSouth Florida, will continue the banking business indirectly conducted by Tampa.

Business Purpose
- ----------------

Section 1.368-2(g) of the Regulations provides that a reorganization must be undertaken for reasons germane to the continuance of the business of a corporation a party to the reorganization. As heretofore indicated in the Business Purpose Section set forth above, the management of Tampa and AmSouth have represented that there are substantial business reasons for the Mergers. Accordingly, the Mergers each satisfy the business purpose requirement as set forth in the Regulations.

Constructive Exchange of Shares
- -------------------------------

AmSouth management has represented to us that, in order to avoid the expense and inconvenience of issuing AmSouth shares to itself in the Bank Merger, and because Tampa shareholders will have already received fair market value for their shares, the shares of the Bank common stock obtained by AmSouth in the Tampa Merger shall be canceled. See Revenue Ruling 76-528, 1976-1 CB 95. In the Bank Merger, which may or may not occur simultaneously with the Tampa Merger, AmSouth Florida technically would acquire the assets of Bank by issuing shares of AmSouth common stock to the Bank shareholders, which, pursuant to the Tampa merger, would be AmSouth. AmSouth management has represented to us that, in structuring the Bank Merger, AmSouth will designate AmSouth common stock as the consideration being constructively exchanged for the Bank common stock.

The Tax Court has consistently held that the physical transfer of shares is not necessary if it would be a "meaningless gesture," particularly in situations where common ownership is present. See, Fowler Hosiery Co., 36 T.C. 201 (1961), aff'd 301 F.2d 394 (7th Cir. 1962) and William Holton George, 26 T.C. 396 (1956). In fact, the Service has successfully argued that the absence of an actual physical exchange of shares should not prevent a transaction from qualifying as a tax-free reorganization if such an exchange would have been a "meaningless gesture" or a "useless task". Davant v. Commissioner, 366 F.2d 874 (5th Cir. 1966); See also, James Armour, Inc., 43 T.C. 295 (1964); and

AmSouth Bancorporation                                                  Page 14

American Manufacturing Co., 55 T.C. 204 (1970). Also see Revenue Ruling 70-240, 1970-1 CB 81. In addition, the Service held in Revenue Ruling 78-47, 1978-1 C.B. 113, that a physical issuance of shares was unnecessary in order to eliminate certain expenses associated with a reorganization.

The Service has also consistently permitted constructive exchanges in its
private letter rulings.   See e.g., PLR 8750071 (September 17, 1987), 8722021
(February 25, 1987), 8620043 (February 14, 1986), 8403028 (October 17, 1983),
and 8306010 (November 4, 1982). In fact, AmSouth received a letter ruling dated April 9, 1985, in which the Service explicitly permitted a constructive exchange in a factual situation similar to the present case. (Although private letter rulings are not binding on the Service as precedent, they are cited to illustrate a consistent rulings position.)
Based upon the above, the constructive exchange described herein does not prevent the Bank Merger from qualifying as a tax-free reorganization.

Other Statutory Provisions - Corporate
- --------------------------------------

Section 368(b) of the Code defines the term "a party to a reorganization" to include a corporation resulting from a reorganization, and both corporations, in the case of a reorganization resulting from the acquisition by one corporation of stock or properties of another. In the case of a reorganization qualifying under Section 368(a)(1)(A) by reason of Section 368(a)(2)(D), the term is defined to include also the parent of the acquiring corporation.

Section 361(a) of the Code provides that no gain or loss shall be recognized to a transferor corporation which is a party to a reorganization on any exchange pursuant to the plan of reorganization solely for stock or securities in another corporation a party to the reorganization. Section 361(b) provides that, if, in addition to stock and securities, money or other property is received, no gain is recognized, provided that the transferor distributes that money or other property pursuant to the plan of reorganization.

Section 357(a) of the Code provides that (subject to certain exceptions which are not herein pertinent) the assumption of the transferor's liabilities (or the acquisition of property subject to a liability) by the other party to the exchange shall not be treated as the receipt of money or other property.

Section 362(b) of the Code generally provides that if property is acquired by a corporation in connection with the reorganization, then the basis shall be the same as it would be in the hands of the transferor, increased by the amount of gain recognized to the transferor on such transfer.

Section 1032(a) of the Code provides that no gain or loss is recognized to a corporation on the receipt of money or other property in exchange for its stock.

AmSouth Bancorporation                                                  Page 15

Section 1223(2) of the Code provides that, in determining a taxpayer's holding period for property, there shall be included the period for which such property was held by another person, if such property has, for the purpose of determining gain or loss from a sale or exchange, the same basis in whole or in part in such taxpayer's hands as it would have had in the hands of such other person.

Section 381 applies to certain transactions, including those transactions to which Section 361 applies, where there is a transfer in connection with a reorganization described in Section 368(a)(1)(A) or Section 368 (a)(2)(D). Under
Section 381, the acquiring corporation succeeds to certain tax attributes of the acquired corporation subject to various limitations and operating rules.

Other Statutory Provisions -- Shareholder
- -----------------------------------------

Section 354 (a)(1) provides that no gain or loss shall be recognized if stock or securities in a corporation which is a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation which is a party to the reorganization.

Section 358(a)(1) of the Code generally provides that, in the case of an exchange to which Section 354 applies, the basis of the property permitted to be received without recognition of gain or loss shall be the same as that of the property exchanged.

Section 1223(1) states that, in determining the period for which a taxpayer has held the property received in an exchange, the period for which the taxpayer held the property exchanged shall be included if the property has, for the purpose of determining gain or loss from a sale or exchange, the same basis in whole or in part in the taxpayer's hands as the property exchanged, and the property exchanged constitutes a capital asset at the time of the exchange.


FEDERAL INCOME TAX CONSEQUENCES
- -------------------------------

Based solely upon the facts presented in the Documents, it is our opinion that the following federal income tax consequences will result:
In the merger of Tampa with and into AmSouth:

(1) Provided the proposed merger of Tampa with and into AmSouth qualifies as a statutory merger under applicable law, the merger will be a reorganization within the meaning of Section 368(a)(1)(A) of the Code. Tampa and AmSouth will each be a party to a reorganization within the meaning of Section 368(b) of the Code.

AmSouth Bancorporation                                               Page 16


(2) No gain or loss will be recognized to Tampa upon the transfer of its assets to AmSouth in exchange for AmSouth common stock, cash for dissenters, if any, and the assumption by AmSouth of the liabilities of Tampa, since any cash for dissenters will be distributed to the shareholders (Sections 361(a) and 357(a)).

(3) No gain or loss will be recognized to AmSouth on receipt of the Tampa assets in exchange for AmSouth common stock (Section 1032(a)).

(4) The basis of the assets of Tampa in the hands of AmSouth will, in each case, be the same as the basis of those assets in the hands of Tampa immediately prior to the transaction (Section 362(b)).

(5) The holding period of the assets of Tampa in the hands of AmSouth will, in each case, include the period for which such assets were held by Tampa (Section 1223(2)).

(6) As provided by Section 381(c)(2) of the Code and Section 1.381(c)(2)-1 of the Regulations, AmSouth will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Tampa as of the date of transfer. Any deficit in the earnings and profits of AmSouth or Tampa will be used only to offset the earning and profits accumulated after the date of transfer.

(7) AmSouth will succeed to and take into account those tax attributes of Tampa described in Section 381(c) of the Code. (Section 381(a) of the Code and Section 1.381(a)-1 of the Regulations) These items will be taken into account by AmSouth subject to certain conditions and limitations including but not necessarily limited to those specified in Sections 381, 382, 383, and 384 of the Code and Regulations thereunder.

(8) No gain or loss will be recognized by a Tampa shareholder upon the receipt of AmSouth common stock in the Tampa Merger solely in exchange for such shareholder's shares of Tampa common stock (except with respect to cash received in lieu of a fractional share interest in AmSouth common stock)(Section 354(a))

(9) A dissenting Tampa shareholder who receives only cash pursuant to appraisal rights will be treated as having received a distribution in redemption of his or her Tampa stock, subject to the provisions and limitations of Section 302 of the Code. Provided that such redemption is not treated as a distribution to which Section 301 applies, such shareholders will recognize gain or loss, measured by the difference between the amount of cash received and the tax basis of the shares of Tampa converted. Such gain or loss will be capital gain or loss if the shares of Tampa common stock were held as capital assets. Rev. Ruls. 74-515, 1974-2 C.B. 118; 73-102, 1973-1 C.B. 186.

AmSouth Bancorporation                                               Page 17

(10) The basis of the AmSouth common stock (including any fractional share) received by a Tampa shareholder in the Tampa Merger will be the same as the basis of Tampa common stock surrendered in exchange therefor (Section 358(a)(1)).

(11) The holding period of the AmSouth common stock (including any fractional share) received by a Tampa shareholder in the Tampa Merger will include the holding period of the Tampa common stock surrendered in exchange therefor, provided such shares of Tampa common stock were a capital asset in the hands of the Tampa shareholder on the day of the Tampa Merger (Section 1223(1)) .

(12) The payment of cash in lieu of fractional shares of AmSouth common stock will be treated as if the fractional shares were issued as part of the exchange and then redeemed by AmSouth. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a). Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share would constitute a capital asset in the hands of the exchanging shareholder. Rev. Proc. 77-41, 1977-2 C.B. 574; Rev. Rul. 66-365, 1966-2 C.B. 116.

In the merger of the Bank with and into AmSouth Florida:

(13) Provided the proposed merger of the Bank with and into AmSouth Florida qualifies as statutory merger under applicable law, the acquisition by AmSouth Florida of substantially all of the assets of the Bank solely in exchange for AmSouth common stock, and the assumption by AmSouth Florida of the liabilities of the Bank, will qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. The Bank, AmSouth and AmSouth Florida will each be a party to a reorganization within the meaning of Section 368(b) of the Code.

(14) No gain or loss will be recognized to the Bank upon the transfer of substantially all of its assets to AmSouth Florida in exchange for AmSouth common stock, and the assumption of the Bank's liabilities by AmSouth Florida (Sections 361 and 357(a)).

(15) No gain or loss will be recognized by either AmSouth or AmSouth Florida upon the acquisition by AmSouth Florida of substantially all of the assets of the Bank in exchange for AmSouth common stock and the assumption of the Bank's liabilities ( Rev. Rul. 57-278, 1957-1 C.B.
        124).

(16) The basis of the assets of the Bank acquired by AmSouth Florida will be the same in the hands of AmSouth Florida as the basis of such assets in the hands of the Bank immediately prior to the exchange (Section 362(b)).

AmSouth Bancorporation                                               Page 18

(17) While not free from doubt, a position may be taken that the basis of the AmSouth Florida common stock in the hands of AmSouth will be increased by an amount equal to the basis of the Bank assets acquired by AmSouth Florida in the Bank Merger and decreased by the sum of the amount of the liabilities of the Bank assumed by AmSouth Florida and the amount of liabilities to which the assets of the Bank are subject (Prop. Reg.
        Section 1.358-6). Otherwise, the basis of AmSouth Florida common stock in the hands of AmSouth will be increased by an amount equal to the basis of the Bank stock in the hands of AmSouth (Section 358(a)(1)).

(18) The holding period of the assets of the Bank received by AmSouth Florida will, in each instance, include the period for which such assets were held by the Bank (Section 1223(2)).

(19) As provided by Section 381(c) of the Code and Section 1.381(c)(2)-1 of the Regulations, AmSouth Florida will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the Bank as of the date of transfer. Any deficit in the earnings and profits of the Bank or AmSouth Florida will be used only to offset the earnings and profits accumulated after the date of transfer.

(20) Pursuant to Section 381(a) of the Code and Section 1.381(a)-1 of the Regulations, AmSouth Florida will succeed to and take into account the items of the Bank described in Section 381(c) of the Code. These items will be taken into account by AmSouth Florida subject to certain provisions and limitations including but not necessarily limited to those specified in Sections 381, 382, 383, and 384 of the Code and Regulations promulgated thereunder.

(21) AmSouth Florida will be required to change the Bank's tax method of accounting for loan losses from the reserve method under Section 585 to the specific charge-off method, resulting in the inclusion in taxable income ("recapture") of the amount of such reserve (Section 585(c)).


SCOPE OF OPINION
- ----------------

The scope of this opinion is expressly limited to the federal income tax issues specifically addressed in (1) through (21) in the section entitled "Federal Income Tax Consequences" above. We have made no determination nor expressed any opinion as to any limitations, including but not limited to those which may be imposed under Section 382, on the availability of net operating loss carryovers (or built-in gains or losses), if any, after the Mergers, the treatment of the Tampa option holders in the Mergers, the application (if any) of the alternative minimum tax to this transaction, or on any consolidated return or employee benefit issues which may arise as a result of the Mergers. We have made no determination nor expressed any opinion as to the fair market value of any of the assets being transferred in the Mergers nor the common shares being exchanged in the Mergers. Additionally, we have not expressed any opinion concerning the method as to the timing

AmSouth Bancorporation                                               Page 19

of the loan loss reserve recapture. Furthermore, our opinion has not been requested and none is expressed with respect to any foreign, state or local tax consequences to Tampa, the Bank, AmSouth or AmSouth Florida, or the Tampa shareholders.

Our opinion, as stated above, is based upon the analysis of the Code, the Regulations thereunder, current case law, and published rulings. The foregoing are subject to change, and such change may be retroactively effective. If so, our views, as set forth above, may be affected and may not be relied upon. Further, any variation or differences in the facts or representations recited herein, for any reason, might affect our conclusions, perhaps in an adverse manner, and make them inapplicable. In addition, we have undertaken no obligation to update this opinion for changes in facts or law occurring subsequent to the date thereof.

This letter represents our views as to the interpretation of existing law and, accordingly, no assurance can be given that the Service or the courts will agree with the above analysis.



                                                  Very truly yours,

                                                  /s/ Ernst & Young LLP